April 19, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

RE:	Amplify ETF Trust
File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

 On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2017, and then subsequently on March 29, 2017, for the purpose of registering shares of Amplify YieldShares Oil Hedged MLP Income ETF (formerly, Amplify YieldShares Oil Hedged MLP Fund) (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On April 6, 2017, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.
The staff is concerned that the data provided by the Fund in its March 29, 2017 Correspondence to justify its assertion that MLPs and the price of WTI Crude Oil are positively correlated covers too brief a time period and suggests that the Fund provide additional data or consider revising the disclosure accordingly.

Response: Pursuant to the staff’s request, the disclosure has been revised to state the following:

The Fund believes that MLPs have moved in the same direction as the price of WTI Crude Oil and that significant declines in the price of WTI Crude Oil can directly impact the price of the MLPs’ securities even though MLP earnings may have little exposure to the prices of WTI Crude Oil in the short term.

2.
In its March 29, 2017 Correspondence, the Fund stated that it will determine the business “focus” of eligible MLPs by reviewing (i) the third-party industry classification systems that are related to oil & gas production; integrated oil; oil refining/marketing; oilfield services/equipment; and oil & gas pipelines; and/or (ii) the description of company business and strategy as disclosed in public filings with the Commission. The staff expressed concern regarding the subjective nature of (ii) and asked the Fund to consider removing (ii) as a means of determining the business “focus” of eligible MLPs.

Response: Pursuant to the staff’s request, the Fund will determine the business “focus” of eligible MLPs by reviewing the third-party industry classification systems that are related to oil & gas production; integrated oil; oil refining/marketing; oilfield services/equipment; and oil & gas pipelines.

3.	Please provide the completed fee table for the Fund prior to the effectiveness of the Registration Statement.

Response: Pursuant to the staff’s request, the fee table for the Fund is attached with this correspondence as Exhibit A.

* * * * * * * *

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosure

Exhibit A

Amplify YieldShares Oil Hedged MLP Income ETF

 Fee Table

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). Investors may pay brokerage commissions on their purchases and sales of Shares, which are not reflected in the table or the example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(*)	0.00%
Current Income Tax Expense(*)(1)	0.00%
Deferred Income Tax Expense(*)(1)	0.00%
Interest Payments on Borrowed Funds(*)(2)	0.00%
Total Annual Fund Operating Expenses	0.85%

(*)	Estimated amounts for the current fiscal year.
(1)
Please see “Dividends, Distributions and Taxes – Tax Status of the Fund” later in this prospectus for information concerning expenses related to the Fund’s classification as a Subchapter “C” corporation for federal income tax purposes.

(2)	The Fund does not anticipate borrowing funds during the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels until October 31, 2018, and thereafter to represent the imposition of the 12b‑1 fee of an additional 0.25% per annum of the Fund’s average daily net assets. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$87	$325